Exhibit 21

DISH DBS CORPORATION AND SUBSIDIARIES

LIST OF SUBSIDIARIES

As of June 15, 2021

Subsidiary	State or Country of Incorporation
DISH Network L.L.C.	Colorado

DISH Operating L.L.C.	Colorado

Echosphere L.L.C.	Colorado

DISH Network Service L.L.C.	Colorado

DISH Broadcasting Corporation	Colorado

DISH Technologies L.L.C.	Colorado

Sling TV Holding L.L.C.	Colorado